                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                              La Quinta Inns, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                  504195 10 0
                     -----------------------------------
                                 (CUSIP Number)

                                John F. Schmutz
                               Vice President and
                                General Counsel
                              La Quinta Inns, Inc.
                              112 E. Pecan Street
                            San Antonio, TX   78205
                                 (210) 302-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 3, 1998
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

CUSIP NO. 504195 10 0


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Gary L. Mead
            ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

       BK or PF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     4,556,876
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     4,556,876
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,556,876
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.60%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------



                               Page 2 of 12 Pages
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          Gary L. Mead hereby amends his Schedule 13D regarding La Quinta Inns,
          Inc. (formerly La Quinta Motor Inns, Inc.) as set forth below. Because this is the first electronic amendment to the Schedule 13D, the entire text of the Schedule 13D has been restated pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended. All share amounts have been restated to give effect to stock splits.

Item 1.   Security and Issuer

          Common Stock of La Quinta Inns, Inc. (the "Issuer"), 112 E. Pecan Street, San Antonio, Texas 78205

Item 2.   Identity and Background

          a.)  Gary L. Mead

          b.)  112 E. Pecan Street
               San Antonio, Texas 78205

          c.)  President and Chief Executive Officer
               La Quinta Inns, Inc.
               112 E. Pecan Street
               San Antonio, Texas 78205

          d.)  No.

          e.)  No.

          f.)  U.S.

Item 3.   Source and Amount of Funds or Other Considerations

          Mr. Mead originally purchased 303,750 shares of Common Stock on March 31, 1992, for $1,042,500, which shares were purchased through the use of personal funds. On March 3, 1992, Mr. Mead entered into a Non-Qualified Stock Option Agreement ("Option Agreement") with La Quinta Inns, Inc. whereby he was to receive the option to acquire an aggregate of 3,290,625 shares of Common Stock at $2.962963 a share. Options for 506,250 shares each vested on March 3, 1992, and March 3, 1993, respectively. On June 8, 1993, the remaining 2,278,125 options vested under a condition contained in the Agreement providing for immediate vesting when the Issuer's Common Stock traded at a specified level for a defined number of days.

               On March 11, 1994, Mr. Mead was granted an option to acquire an aggregate of 759,375 shares of Common Stock at $11.96 a share pursuant to the Issuer's 1984 Stock Option Plan, as amended (the "1984 Plan"). These options vested on April 26, 1995, when the Issuer's Common Stock traded at a specified level for a defined number of days. On February 22, 1996, pursuant to the 1984 Plan, Mr. Mead was granted an option to acquire an aggregate of 281,250 shares at $18.42 per share. One-fourth of these options, or 70,313 shares, vested in February 1997. An additional 70,313 shares will vest in each of February 1998, February 1999 and February 2000. On February 26, 1997, Mr. Mead was granted an option to acquire an aggregate of 250,000 shares at $19.88 per share. These options vest ratably over 4 years. As a result of the Merger (as defined herein,) all unvested options will accelerate and become vested. Pursuant to the Merger Agreement, RECO (each as defined herein) will pay cash to holders of vested options in an amount equal to the difference between the exercise price of such option and the cash to be paid by RECO per share of the Issuer's Common Stock in the Merger.

               In the event Mr. Mead elects to exercise his options to acquire the 4,253,126 shares, the cost to him would be $22,666,424.80. He would purchase these shares through personal funds and/or a bank loan.




                               Page 3 of 12 Pages

Item 4.   Purpose of Transaction

          The initial purchase of 303,750 shares of Common Stock by Mr. Mead was for investment purposes. The options to acquire 4,253,126 shares of Common Stock described herein were acquired for investment purposes in connection with an employment agreement between Mr. Mead and La Quinta Inns, Inc. Mr. Mead reserves the right, subject to developments in the Issuer's business and financial condition, market conditions and other factors, to acquire additional shares of the Issuer's Common Stock in the open market, in privately negotiated transactions, and otherwise, including the acquisition of shares pursuant to exercise of Mr. Mead's existing options. In addition, although he has no present intention to do so, Mr. Mead reserves the right, subject to the foregoing factors, to dispose of shares of Common Stock, which may include disposition of shares in connection with the exercise of such options. Other than as set forth herein, Mr. Mead has no plans or proposals which would be required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

          On January 3, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, Meditrust Corporation ("RECO") and Meditrust Operating Company ("OPCO"), pursuant to which the Issuer will merge (the "Merger") with and into RECO, upon the terms and subject to the conditions set forth in the Merger Agreement.

          Concurrently with the execution of the Merger Agreement, the Issuer, RECO, OPCO, Gary L. Mead, and certain other shareholders of the Issuer entered into a Shareholders Agreement pursuant to which such shareholders agreed, during the Proxy Term: (i) to vote all of their shares in favor of the Merger and against any other merger or acquisition proposal, (ii) not to sell any of their shares and (iii) to appoint RECO the irrevocable proxy for such shareholders. "Proxy Term" means the period from the date of the Shareholders Agreement until the earlier of (A) twelve months after the termination of the Merger Agreement (after the termination of the Merger Agreement, clauses (i) and (iii) above shall apply only to an aggregate number of shares owned by such shareholders equal to ten percent of the number of outstanding shares of the Issuer's Common Stock), and (B) the effectiveness of the Merger. In addition, such shareholders granted to RECO an option to purchase their shares at the price to be paid in the Merger in the event that RECO believes in good faith that the exercise of such option is necessary to avoid certain unfavorable tax events or a violation of RECO's charter or bylaws.

          At the request of RECO, such shareholders also agreed to elect to receive all cash in the Merger. This election, however, will be subject to the pro-ration procedures set forth in the Merger Agreement and, accordingly, Mr. Mead believes that he will likely receive a significant amount of stock in the Merger.

          Concurrently with the execution of the Merger Agreement, the Issuer, RECO, OPCO, Gary L. Mead and certain other shareholders of the Issuer entered into a Registration Rights Agreement pursuant to which RECO and OPCO have agreed to file a shelf registration statement for the benefit of such shareholders and the shares of RECO and OPCO stock received by such shareholders in the Merger. Pursuant to the Registration Rights Agreement, such shelf registration statement will be filed within 60 days of the effectiveness of the Merger and shall be declared effective within 90 days of the effectiveness of the Merger.

          The foregoing description of the Shareholders Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Shareholders Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 10.2 and 10.3, respectively.

Item 5.   Interest in Securities of the Issuer

          a.) 4,556,876 shares of Common Stock, of which 303,750 are owned outright by Mr. Mead and the remainder of which Mr. Mead has the right to acquire. In the aggregate this represents 5.60% of the total number of shares of Common Stock outstanding as of January 3, 1998.

          b.) Mr. Mead has the sole power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of the Issuer.

          c.)  Not Applicable.

          d.)  Not Applicable.

          e.)  Not Applicable.



                               Page 4 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The initial purchase of 303,750 shares of Common Stock by Mr. Mead was for investment purposes. The options to acquire 4,253,126 shares of Common Stock described herein were acquired for investment purposes in connection with an employment agreement between Mr. Mead and La Quinta Inns, Inc. Mr. Mead reserves the right, subject to developments in the Issuer's business and financial condition, market conditions and other factors, to acquire additional shares of the Issuer's Common Stock in the open market, in privately negotiated transactions, and otherwise, including the acquisition of shares pursuant to exercise of Mr. Mead's existing options. In addition, although he has no present intention to do so, Mr. Mead reserves the right, subject to the foregoing factors, to dispose of shares of Common Stock, which may include disposition of shares in connection with the exercise of such options. Other than as set forth herein, Mr. Mead has no plans or proposals which would be required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

          On January 3, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, Meditrust Corporation ("RECO") and Meditrust Operating Company ("OPCO"), pursuant to which the Issuer will merge (the "Merger") with and into RECO, upon the terms and subject to the conditions set forth in the Merger Agreement.

          Concurrently with the execution of the Merger Agreement, the Issuer, RECO, OPCO, Gary L. Mead, and certain other shareholders of the Issuer entered into a Shareholders Agreement pursuant to which such shareholders agreed, during the Proxy Term: (i) to vote all of their shares in favor of the Merger and against any other merger or acquisition proposal, (ii) not to sell any of their shares and (iii) to appoint RECO the irrevocable proxy for such shareholders. "Proxy Term" means the period from the date of the Shareholders Agreement until the earlier of (A) twelve months after the termination of the Merger Agreement (after the termination of the Merger Agreement, clauses (i) and (iii) above shall apply only to an aggregate number of shares owned by such shareholders equal to ten percent of the number of outstanding shares of the Issuer's Common Stock), and (B) the effectiveness of the Merger. In addition, such shareholders granted to RECO an option to purchase their shares at the price to be paid in the Merger in the event that RECO believes in good faith that the exercise of such option is necessary to avoid certain unfavorable tax events or a violation of RECO's charter or bylaws.

          At the request of RECO, such shareholders also agreed to elect to receive all cash in the Merger. This election, however, will be subject to the pro-ration procedures set forth in the Merger Agreement and, accordingly, Mr. Mead believes that he will likely receive a significant amount of stock in the Merger.

          Concurrently with the execution of the Merger Agreement, the Issuer, RECO, OPCO, Gary L. Mead and certain other shareholders of the Issuer entered into a Registration Rights Agreement pursuant to which RECO and OPCO have agreed to file a shelf registration statement for the benefit of such shareholders and the shares of RECO and OPCO stock received by such shareholders in the Merger. Pursuant to the Registration Rights Agreement, such shelf registration statement will be filed within 60 days of the effectiveness of the Merger and shall be declared effective within 90 days of the effectiveness of the Merger.

          The foregoing description of the Shareholders Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Shareholders Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 10.2 and 10.3, respectively.

Item 7.   Material to be Filed as Exhibits

          10.1 Non-Qualified Stock Option Agreement dated as of March 3, 1992, between La Quinta Motor Inns, Inc. and Gary L. Mead.

          10.2 Shareholders Agreement, dated as of January 3, 1998 by and among La Quinta Inns, Inc., Meditrust Corporation, Meditrust Operating Company, Gary L. Mead and the shareholders of La Quinta Inns, Inc. named on the signature pages thereto (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K of La Quinta Inns, Inc. filed with the Securities and Exchange Commission on January 8, 1998).

          10.3 Registration Rights Agreement, dated as of January 3, 1998 by and among La Quinta Inns, Inc., Meditrust Corporation, Meditrust Operating Company, Gary L. Mead and the shareholders of La Quinta Inns, Inc. named on the signature pages thereto (incorporated herein by reference from Exhibit 10.2 to the Current Report on Form 8-K of La Quinta Inns, Inc. filed with the Securities and Exchange Commission on January 8, 1998).

                               Page 5 of 12 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 15, 1998                     /s/ GARY L. MEAD
                                             -----------------------
                                             Gary L. Mead



                              Page 6 of 12 Pages

                                 EXHIBIT INDEX

10.1 Non-Qualified Stock Option Agreement dated as of March 3, 1992, between La Quinta Motor Inns, Inc. and Gary L. Mead.

10.2 Shareholders Agreement, dated as of January 3, 1998 by and among La Quinta Inns, Inc., Meditrust Corporation, Meditrust Operating Company, Gary L. Mead and the shareholders of La Quinta Inns, Inc. named on the signature pages thereto (incorporated herein by reference from Exhibit
          10.1 to the Current Report on Form 8-K of La Quinta Inns, Inc. filed with the Securities and Exchange Commission on January 8, 1998).

10.3 Registration Rights Agreement, dated as of January 3, 1998 by and among La Quinta Inns, Inc., Meditrust Corporation, Meditrust Operating Company, Gary L. Mead and the shareholders of La Quinta Inns, Inc. named on the signature pages thereto (incorporated herein by reference from Exhibit 10.2 to the Current Report on Form 8-K of La Quinta
          Inns, Inc. filed with the Securities and Exchange Commission on January 8, 1998).





                              Page 7 of 12 Pages